

09055676

UNITEDSTATES
~~SECURITIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52424

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#163 510 Bering Street, Suite 300
_____
(No. and Street)

Houston   Texas   77057
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bryan Emerson   (713) 225-3028
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
_____
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Blvd, #1600   Houston   Texas   77056
(Address)   (City)   (State) SEC Mail Processing (Zip Code)
                                                      Section

CHECK ONE:

☑ Certified Public Accountant   FEB 2 6 2009

☐ Public Accountant   Washington, DC

☐ Accountant not resident in United States or any of its possessions.   111

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Bryan Emerson_ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Starlight Investments, LLC _____ , as

of _December 31,_ _____ , 20 _08_ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None
_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

```
DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011
```

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. *
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. *
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. *
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
* See Note 7 to financial statement.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Starlight Investments, LLC

Financial Statements and Supplemental Schedule

December 31, 2008
(With Independent Auditors' Report Thereon)

Starlight Investments, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2008

Contents



Independent Auditors' Report

To the Manager of Starlight Investments, LLC:

We have audited the accompanying statement of financial condition of Starlight Investments, LLC as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Investments, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
February 19, 2009

Starlight Investments, LLC
Statement of Financial Condition
December 31, 2008

Assets

Current Assets

Cash and cash equivalents	$	56,650
Certificates of deposit		27,099
Accounts receivable		50,832
Prepaid expenses		416
Notes receivable-affiliates-current portion		75,547
Total current assets		210,544
Notes receivable-affiliates-noncurrent portion		195,258
Computer equipment, net of accumulated depreciation of $2,744		-
TOTAL ASSETS	$	405,802

Liabilities and Members' Equity

Current Liabilities

Other		760
Total liabilities		760
Member's equity		405,042
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	405,802

Starlight Investments, LLC
Statement of Operations
Year Ended December 31, 2008

Revenues	$ 2,755,936
Expenses	
Commissions and consulting fees	2,278,190
General and administrative	423,174
Registration and license fees	28,098
Total expenses	2,729,462
Income from operations	26,474
Other income (expense)	
Interest income	30,291
NET INCOME	$ 56,765

Starlight Investments, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2008

	Total
Balances at January 1, 2008	$ 334,277
Net income	56,765
Member contribution	14,000
Balances at December 31, 2008	$ 405,042

Starlight Investments, LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash Flows From Operating Activities:

Net income	$ 56,765
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expenses	831
Increase in accounts receivable	(35,231)
Decrease in accrued consulting fees	(12,486)
Decrease in accrued state income taxes	(14,853)
Net cash used in operating activities	(4,974)

Cash Flows From Investing Activities:

Collections on notes receivable from affiliates	14,195
Net maturities of certificates of deposit	(919)
Net cash provided by investing activities	13,276

Cash Flows From Financing Activities:

Member contribution	14,000
Net cash provided by financing activities	14,000

Net increase in cash	22,302
Cash at beginning of year	34,348
Cash at end of year	$ 56,650

Supplemental Disclosure of Cash Flow Information:

There was no cash paid for interest or income taxes.

Starlight Investments, LLC
Notes to the Financial Statements
December 31, 2008

Note 1: Nature of Business

Starlight Investments, LLC (Company) was organized on November 30, 1999 as a Texas limited liability company. The Company is wholly-owned by its Managing Director, Bryan Emerson. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

Note 2: Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the statements of cash flows, the Company considers short-term highly liquid investments which are readily convertible to cash and have maturities as of the date of purchase of three months or less as cash equivalents.

Accounts Receivable and Notes Receivable
Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are due 10 to 60 days after the issuance of the invoice. Accounts past due more than 30 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Notes receivable are stated at their outstanding principal amount, net of allowance for uncollectible notes. The Company provides an allowance for uncollectible notes, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Outstanding notes accrue interest based on the terms of the respective note agreements. A note receivable is considered delinquent when the debtor has missed three or more payments. At that time, the note is placed on non-accrual status and interest accrual ceases and does not resume until the note is no longer classified as delinquent. Delinquent notes are written off based on individual credit evaluation and specific circumstances of the borrower.

Property and Equipment
Property and equipment will be carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of three to seven years.

Starlight Investments, LLC
Notes to the Financial Statements
December 31, 2008

Revenue Recognition

The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk.

Income Taxes

The Company is not recognized as a taxable entity for federal income tax purposes; therefore, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is recorded on the member's individual federal income tax return. The Company is subject to Texas Franchise Tax and accrues 1% of the gross margin as defined by the new law.

Note 3: Notes Receivable – Affiliates

During the year ended December 31, 2007, the Company advanced funds to two entities owned by the sole member of the Company: Starlight Capital Investments, LLC, a Texas limited liability company; and Starlight Capital, Inc., a Texas Corporation. On January 21, 2008, these advances were formalized into two separate note agreements as follows, and accordingly, have been classified as notes receivable in the accompanying balance sheet:

Note receivable due from Starlight Capital Investments, LLC – original principal amount of $165,000; principal and interest (12%) of $3,670 due in 60 monthly installments; secured by personal guaranty of the Company's sole member	$ 162,979
Note receivable due from Starlight Capital, Inc. – original principal amount of $120,000; principal and interest (12%) of $2,947 due in 60 monthly installments; secured by personal guaranty of the Company's sole member	107,826
Total notes receivable due from affiliates	$ 270,805

Notes receivable have been classified in the accompanying balance sheet as current and noncurrent based on the scheduled maturity dates of principal amounts owed.

Note 4: Commitments and Contingencies

Litigation

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2008, the Company was not involved in any claim or legal action.

Note 5:   Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital, aggregate indebtedness and net capital requirements of $82,895, $760 and $5,000, respectively.

Note 6:   Defined Contribution Plan

The Company has a simplified employee pension plan (the SEP Plan) under Section 408(k) of the U.S. Internal Revenue Code covering all employees upon employment. Employer contributions are discretionary each year. Employee contributions are not allowed. Total employer contributions for the year ended December 31, 2008 were $11,000.

Supplemental Information

Starlight Investments, LLC
Schedule I — Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2008

Total member's equity qualified for net capital	$	405,042
Deductions and/or charges		
Non-allowable assets:		
Accounts receivable		50,832
Notes receivable-affiliates		270,805
Fixed assets, net of accumulated depreciation of $2,744		-
Prepaid expenses		416
Total deductions and/or charges		322,053
Net capital before haircuts on securities		82,989
Haircuts on securities		94
Net Capital	$	82,895
Aggregate Indebtedness		
Other		760
Total aggregate indebtedness	$	760
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	77,895
Ratio of aggregate indebtedness to net capital		.92%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2008 as reported by Starlight Investments, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Manager of Starlight Investments, LLC

In planning and performing our audit of the financial statements of Starlight Investments, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

THE LAKES ON POST OAK · 3040 POST OAK BLVD., SUITE 1600 · HOUSTON, TEXAS 77056 · TEL: 713.968.1600 FAX: 713.968.1601

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 19, 2009

11